Exhibit 99.1

Kenon Holdings Reports Q2 2022 Results and Additional Updates

Singapore, August 31, 2022. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q2 2022 and additional updates.

Q2 and Recent Highlights

Kenon

•	In July 2022, Kenon distributed approximately $552 million ($10.25 per share) to shareholders.

ZIM

•
In August 2022, ZIM announced a second quarter 2022 dividend of approximately $571 million, or $4.75 per ordinary share, to be paid in September 2022. Kenon expects to receive $118 million ($112 million net of tax).

•	Financial results[1]:

•	ZIM reported net profit in Q2 2022 of $1.3 billion, as compared to $0.9 billion in Q2 2021.

•	ZIM reported Adjusted EBITDA[2] in Q2 2022 of $2.1 billion, as compared to $1.3 billion in Q2 2021.

OPC

•
In July 2022, as part of a share offering, OPC raised proceeds of NIS 331 million (approximately $94 million). Kenon participated in the offering for a total investment of approximately NIS 136 million (approximately $39 million).

•
In June 2022, OPC announced an agreement to purchase a power plant in the Kiryat Gat Industrial Zone for total consideration of NIS 535 million (approximately $160 million), subject to adjustments for cash balances and working capital.

•	Financial results:

•	OPC’s revenue in Q2 2022 increased to $121 million, as compared to $105 million in Q2 2021.

•	OPC’s net loss in Q2 2022 was $10 million, as compared to $34 million in Q2 2021.

•
OPC’s Adjusted EBITDA[2] in Q2 2022 was $5 million, as compared to $2 million in Q2 2021. OPC’s proportionate share in EBITDA of CPV associated companies was $21 million in Q2 2022 as compared to $26 million in Q2 2021.

1 Represents 100% of ZIM’s results. Kenon’s share of ZIM’s results for the three months ended June 30, 2022 was 21% (28% for three months ended June 30, 2021).
2 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated August 31, 2022 for the definition of ZIM’s Adjusted EBITDA and OPC’s and CPV’s Adjusted EBITDA and a reconciliation to their respective net profit for the applicable period.

Discussion of Results for the Three Months ended June 30, 2022

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd. (“OPC”). Our share of the results of ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associated companies.

See Exhibit 99.2 of Kenon’s Form 6-K dated August 31, 2022 for a summary of Kenon’s consolidated financial information; a summary of OPC’s consolidated financial information; a reconciliation of OPC’s Adjusted EBITDA (which is a non-IFRS measure) to net profit (loss); summary of financial information of OPC’s subsidiaries; and a reconciliation of ZIM’s Adjusted EBITDA (which is a non-IFRS measure) to net profit.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, as translated into US dollars.

Summary Financial Information of OPC

	OPC
	Israel	U.S.	Total	Israel	U.S.	Total
		Q2 2022			Q2 2021
	$ millions
Revenue	105	16	121	92	13	105
Cost of sales (excluding depreciation and amortization)	93	7	100	73	6	79
Finance (expenses)/income, net	(8)	17	9	(12)	(17)	(29)
Share in losses of associated companies, net	-	(10)	(10)	-	(4)	(4)
(Loss)/profit for the period	(11)	1	(10)	(12)	(22)	(34)
Attributable to:
Equity holders of OPC	(13)	9	(4)	(10)	(16)	(26)
Non-controlling interest	2	(8)	(6)	(2)	(6)	(8)

Adjusted EBITDA	7	(2)	5	10	(8)	2
Proportionate share of EBITDA of associated companies	-	21	21	-	26	26

Revenue

	For the three months ended June 30,
	2022	2021
	$ millions
Israel
Revenue from sale of energy to private customers	74	62
Revenue from private customers in respect of infrastructure services	21	21
Revenue from sale of surplus energy	4	5
Revenue from sale of steam	5	4
Revenue from activities of Gnrgy	1	-
	105	92
U.S.
Revenue from sale of electricity and provision of services in the U.S.	16	13
Total	121	105

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid under Power Purchase Agreements by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff effective February 1, 2022, as published by the EA, was NIS 0.2869 per KW hour, which was approximately 13.6% higher than the weighted-average generation component tariff in 2021 of NIS 0.2526 per KW hour. In April 2022, due to a reduction in excise tax on use of coal and to combat the high cost of living, the EA published a new weighted average generation component tariff effective May 1, 2022 of NIS 0.2764 per KW hour, which is approximately 3.7% lower than the rate effected on February 1, 2022. OPC’s revenue from sales of steam are linked partly to the price of gas and partly to the Israeli Consumer Price Index.

Set forth below is a discussion of changes in revenue by category between Q2 2022 and Q2 2021. OPC’s revenues and costs are denominated in NIS; translation of its revenue and costs in Q2 2022 did not have a material impact on results as presented in US Dollars.

•
Revenue from sale of energy to private customers – increased by $12 million in Q2 2022, as compared to Q2 2021, primarily as a result of (i) a $5 million increase reflecting the commencement of virtual supply in September 2021 and (ii) a $8 million increase due to an increase in the generation component tariff.

•
Revenue from activities of Gnrgy – reflects the commencement of operations of Gnrgy, which is engaged in the business of charging services for electric vehicles, which was $1 million in Q2 2022 compared to nil in Q2 2021.

•
Revenue from sale of electricity and provision of services in the U.S. – increased by $3 million in Q2 2022, as compared to Q2 2021, primarily as a result of (i) a $2 million increase due to an increase in revenue from services and (ii) a $1 million increase due to increased sales of electricity at Keenan.

Cost of Sales (Excluding Depreciation and Amortization)

	For the three months ended June 30,
	2022	2021
	$ millions
Israel
Natural gas and diesel oil consumption	31	39
Expenses for acquisition of energy	32	4
Expenses for infrastructure services	21	21
Natural gas transmission	2	3
Operating expenses	6	6
Costs from activities of Gnrgy	1	-
	93	73
U.S.
Operating costs and cost of services in the U.S.	7	6
Total	100	79

•
Natural gas and diesel oil consumption – decreased by $8 million in Q2 2022, as compared to Q2 2021, primarily as a result of a decrease of $10 million due to maintenance at the OPC-Rotem power plant partially offset by an increase of $2 million due to an increase in the generation component tariff.

•
Expenses for acquisition of energy – increased by $28 million in Q2 2022, as compared to Q2 2021, primarily as a result of (i) a $12 million increase reflecting the commencement of virtual supply in 2021 and (ii) a $16 million increase due to maintenance at the OPC-Rotem and OPC-Hadera power plants.

•	Costs from activities of Gnrgy – reflects the commencement of operations of Gnrgy, which was $1 million in Q2 2022 compared to nil in Q2 2021.

•	Operating costs and cost of services in the U.S. – increased by $1 million in Q2 2022, as compared to Q2 2021, primarily as a result of an increase of $1 million due to salary expenses.

Finance Expenses, net

Finance expenses, net decreased by $38 million in Q2 2022, as compared to Q1 2022, primarily as a result of (i) a decrease of $6 million on interest expense due to the early repayment of the OPC-Rotem’s project financing debt in October 2021, (ii) a decrease of $22 million due to foreign exchange rate movements on CPV’s non-controlling shareholders’ loan and (iii) a decrease of $12 million due to the purchase of remaining rights from the tax equity partner in CPV Keenan in April 2021.

Share of Profit of Associated Companies, net

The table below sets forth OPC’s share of profit of associated companies, net, consisting of five of the six operating plants in which CPV has interests.

	For the three months ended June 30
	2022	2021
	$ millions

Share in losses of associated companies, net	10	4

As at June 30, 2022, OPC’s proportionate share of debt (including accrued interest) of CPV associated companies was $930 million and proportionate share of cash and cash equivalents was $5 million.

OPC’s share in losses of associated companies, net increased by $6 million primarily as a result of a decline in the results of CPV Valley by $5 million. For further details of the performance of associated companies of CPV, refer to OPC’s immediate report published on the Tel Aviv Stock Exchange on August 25, 2022 and the convenience English translations furnished by Kenon on Form 6-K on August 25, 2022.

Liquidity and Capital Resources

As of June 30, 2022, OPC had cash and cash equivalents of $145 million (excluding restricted cash), restricted cash of $25 million (including debt service reserves of $14 million), and total consolidated indebtedness of $1,172 million, consisting of $55 million of short-term indebtedness and $1,117 million of long-term indebtedness. As of June 30, 2022, a substantial portion of OPC’s debt was denominated in NIS.

Business Developments

Agreement to Purchase Power Plant in the Kiryat Gat Industrial Zone

On June 2, 2022, OPC announced that it had entered into an agreement with Dor Alon Energy Israel (1988) Ltd. and Dor Alone Gas Power Plants Limited Partnership to purchase a combined-cycle power plant powered by conventional energy with installed capacity of 75 MW located in the Kiryat Gat area. The consideration for the purchase is NIS 535 million (approximately $160 million), subject to adjustments for cash balances and working capital. On August 24, 2022, the Israel Competition Authority approved the acquisition. Completion of the acquisition remains subject to conditions set forth in the purchase agreement, including other regulatory approvals and third-party consents. The deadline for the completion of this acquisition, pursuant to the purchase agreement, is March 31, 2023. The details of the transaction are discussed in more detail in Kenon’s Form 6-K dated June 2, 2022.

Investment Agreement with Veridis

On May 9, 2022, OPC announced that it had entered into an agreement with Veridis Power Plants Ltd. to form OPC Holdings Israel Ltd., which will hold and operate all of OPC’s business activities in the energy and electricity generation and supply sectors in Israel. On August 24, 2022, the Israel Competition Authority approved the transaction. Completion of the transaction remains subject to other conditions and approvals set forth in the agreement. The details of the transaction are discussed in more detail in Kenon’s Form 6-K dated May 9, 2022.

Tariff Update

On August 1, 2022, an additional update of the electricity tariffs of the EA for 2022 entered into effect, increasing the generation component by 13.6% to NIS 0.314 per KW hour.

Share offering

In July 2022, OPC issued 9,443,800 ordinary shares. The gross proceeds from the offering amounted to approximately NIS 331 million (approximately $94 million). Kenon participated in the offering and was allocated 3,898,000 ordinary shares for a total investment of approximately NIS 136 million (approximately $39 million). Kenon now holds approximately 58.0% of the outstanding shares of OPC. The details of the offering are discussed in more detail in Kenon’s Form 6-K dated July 5, 2022.

ZIM

Announcement of Q2 2022 Dividend, Updated Dividend Policy and Affirmation of its 2022 Guidance

In August 2022, ZIM announced a second quarter 2022 dividend of approximately $571 million, or $4.75 per ordinary share, to be paid in September 2022. Kenon expects to receive $118 million ($112 million net of tax). ZIM also announced its updated dividend policy and affirmed its previously published full-year 2022 guidance.

Discussion of ZIM’s results for Q2 2022

For the period ended June 30, 2022, ZIM’s revenue increased by 44% in Q2 2022 to $3.4 billion, as compared to $2.4 billion in Q2 2021, primarily due to elevated freight rates offset by lower volumes.

ZIM’s net profit was $1.3 billion, as compared to $0.9 billion in Q2 2021. ZIM’s Adjusted EBITDA in Q2 2022 was $2.1 billion, as compared to $1.3 billion in Q2 2021.

ZIM carried 856,000 TEUs in Q2 2022 representing a 7% decrease as compared to Q2 2021, in which ZIM carried 921,000 TEUs. The average freight rate in Q2 2022 was $3,596 per TEU, as compared to $2,341 per TEU in Q2 2021.

Qoros

Sale of remaining 12% interest

In April 2021, Kenon’s subsidiary Quantum (2007) LLC (“Quantum”) entered into an agreement with the China-based investor related to the Baoneng Group, which holds 63% of Qoros (the “Majority Shareholder”), to sell its remaining 12% interest in Qoros for RMB 1.56 billion (approximately $245 million). The Majority Shareholder has failed to make required payments under this agreement. Quantum subsequently exercised its put option over its remaining stake in Qoros, which requires the Majority Shareholder to immediately purchase Quantum’s remaining 12% interest in Qoros based on a similar valuation underlying the purchase price in the sale agreement. In the fourth quarter of 2021, Quantum initiated arbitral proceedings against the Majority Shareholder and Baoneng Group with China International Economic and Trade Arbitration Commission. The proceedings are ongoing.

For more information on our agreement to sell our remaining interest in Qoros, and on Qoros’ loan agreements and our pledges and guarantees, see Kenon’s most recent annual report on Form 20-F filed with the SEC.

Additional Kenon Updates

Kenon’s (unconsolidated) liquidity and capital resources

As of June 30, 2022, Kenon’s unconsolidated cash position was $1,045 million. As of August 31, 2022, Kenon’s unconsolidated cash position was $453 million following Kenon’s participation in OPC’s share offering described above and the capital reduction paid in July 2022. Kenon expects to receive additional cash of $112 million in September 2022 following payment of ZIM’s Q2 2022 dividend.

Kenon’s unconsolidated cash position includes cash and cash equivalents, and fixed income and other treasury management instruments.

Capital reduction and distribution

At its 2022 Annual General Meeting on May 19, 2022 and on June 14, 2022, Kenon received the requisite shareholder approval and the approval of the High Court of the Republic of Singapore, respectively, to return share capital amounting to approximately $552 million to Kenon’s shareholders ($10.25 per share). The distribution was paid on July 5, 2022 to Kenon’s shareholders of record as of the close of trading on June 27, 2022.

Following the completion of the capital reduction, Kenon’s share capital is approximately $50 million.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development:
•	OPC (58% interest) – a leading owner, operator and developer of power generation facilities in the Israeli and U.S. power markets;
•	ZIM (21% interest) – an international shipping company; and
•	Qoros (12% interest3) – a China-based automotive company.

For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

3 Kenon has agreed to sell its remaining 12% interest to the Majority Shareholder.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. These statements include (i) statements relating to OPC, including the agreement to purchase the power plant in Kiryat Gat, the Veridis transaction and tariff rates, (ii) statements relating to ZIM, including affirmation by ZIM of its previously published full-year 2022 guidance, updated dividend policy and the second quarter 2022 dividend declared by ZIM, (iii) statements relating to Kenon’s agreement, exercise of put option to sell its remaining interest in Qoros, and legal disputes in respect of the foregoing and (iv) other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to (i) OPC’s agreement to acquire the power plant in Kiryat Gat, completion of the Veridis transaction and tariff rates, (ii) payment of the dividend declared by ZIM, and future dividend payments and results, (iii) Kenon’s agreement and exercise of put option to sell its remaining interest in Qoros, including risks relating to payments required to be made to Quantum which have not been made as required and whether such payments will be received at all, risks relating to meeting the conditions to the obligations under the transaction, including risks relating to regulatory approvals, risks relating to the outcome of any related legal disputes, and other risks and (iv) those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this press release should not be construed as exhaustive. Any forward-looking statements that we make in this press release speak only as of the date of such statements and we caution readers of this press release not to place undue reliance on these forward-looking statements. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Mark Hasson Chief Financial Officer markh@kenon-holdings.com Tel: +65 9726 8628